F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

January 10, 2006

VIA EDGAR & FAX

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Attention: John Reynolds, Assistant Director, Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re:   Neoview Holdings Inc. (the "Company")
Amendment No. 4 - Form SB-2 Registration Statement, File No. 333-122557

Further to your letter dated January 6, 2006, the Company responds as follows, incorporating the numbering system from your letter:

Recent Sales of Unregistered Securities

Neither of the directors of the Company are considered to be "U.S. Persons". They do not reside in the United States, do not hold a U.S. driver's license, do not file taxes in the U.S., do not have U.S. bank accounts or credit cards and do not have U.S. social security numbers.

No shareholders have ever been to the U.S., and therefore are not "U.S. Persons".

Exhibits

As noted in our previous response letter and Edgar filing of December 22, 2005, this particular paragraph was mistakenly included in the Subscription Agreement. The Company had removed this paragraph and an amended Subscription Agreement was attached. There are no restrictions on the transfer of shares, as Canadian securities law does not apply.

Further, the Company's principal executive offices are at 3702 South Virginia Street, Suite G12-401, Reno, NV 89502. The directors of the Company oversee this office.

As per our discussion of today's date, we confirm that we will not be required to file an amendment to the SB-2, and file this letter as a supplemental response to the previous amendment #4.

If you have any other questions, please do not hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan